Exhibit 99.2

(formerly operating as Dejour Enterprises Ltd.)

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

June 30, 2011

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited comparative statements for the three and six months ended June 30, 2010.

DEJOUR ENERGY INC.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
 (Expressed in Canadian Dollars)
(Unaudited)

		June 30,	December 31,	January 1,
	Note	2011	2010	2010
		$	$	$
ASSETS
Current
Cash and cash equivalents		1,833,763	4,757,525	2,732,696
Accounts receivable		1,174,738	688,626	724,773
Prepaids and deposits		57,803	92,738	126,266

		3,066,304	5,538,889	3,583,735
Non-current
Deposits		441,977	442,261	429,402
Exploration and evaluation assets	5	10,349,322	10,257,259	12,717,545
Property, plant and equipment	6	17,551,592	14,174,981	13,253,389

		31,409,195	30,413,390	29,984,071

LIABILITIES
Current
Bank line of credit and bridge loan	7	4,300,000	4,800,000	850,000
Accounts payable and accrued liabilities		3,345,145	2,472,746	2,653,483
Unrealized financial instrument loss		-	-	99,894
Loans from related parties	8	-	250,000	-
Warrant liability	9	1,535,375	1,180,592	1,248,688
Flow-through shares liability	11	-	187,145	271,033

		9,180,520	8,890,483	5,123,098
Non-current
Loans from related parties	8	-	-	2,345,401
Deferred leasehold inducement		27,604	31,708	39,913
Decommissioning liability	10	841,960	706,082	322,504

		10,050,084	9,628,273	7,830,916

SHAREHOLDERS' EQUITY
Share capital	12	82,093,599	79,298,053	75,722,520
Contributed surplus	14	8,037,621	7,638,609	6,873,166
Deficit		(67,734,119)	(65,466,543)	(60,342,637)
Accumulated other comprehensive loss	19	(1,037,990)	(685,002)	(99,894)

		21,359,111	20,785,117	22,153,155

		31,409,195	30,413,390	29,984,071

Approved on behalf of the Board:

Robert Hodgkinson – Director	Craig Sturrock – Director

The accompanying notes are an integral part of these consolidated financial statements.

DEJOUR ENERGY INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
 (Expressed in Canadian Dollars)
(Unaudited)

		Three months ended June 30,		Six months ended June 30,
	Note	2011	2010	2011	2010
		$	$	$	$
REVENUES AND OTHER INCOME
Gross revenues		1,816,383	2,675,555	3,399,975	4,023,018
Royalties		(348,432)	(550,987)	(584,989)	(771,936)
Revenues, net of royalties		1,467,951	2,124,568	2,814,986	3,251,082
Financial instrument gain (loss)		(11,802)	92,846	(59,154)	50,439
Other income		8,480	7,846	16,704	16,565
		1,464,629	2,225,260	2,772,536	3,318,086

EXPENSES
Operating and transportation		470,894	660,369	978,076	1,505,458
General and administrative		990,011	769,275	1,949,762	1,756,191
Finance costs		282,315	280,156	525,046	535,978
Stock based compensation	14	210,394	225,012	399,012	461,532
Foreign exchange loss (gain)		(3,783)	(12,775)	80,368	2,886
Amortization, depletion and impairment losses	5, 6	498,148	981,353	1,215,975	2,090,152
Change in fair value of warrant liability	9	(794,773)	(625,940)	79,018	(126,680)
		1,653,206	2,277,450	5,227,257	6,225,517

Loss before income taxes		(188,577)	(52,190)	(2,454,721)	(2,907,431)

Deferred income tax recovery	11	-	-	187,145	271,033

Net loss for the period		(188,577)	(52,190)	(2,267,576)	(2,636,398)
Foreign currency translation adjustment		(66,451)	604,967	(352,988)	174,829

Comprehensive income (loss)		(255,028)	552,777	(2,620,564)	(2,461,569)

Net loss per common share - basic and diluted	15b	(0.002)	(0.001)	(0.019)	(0.027)

The accompanying notes are an integral part of these consolidated financial statements.

DEJOUR ENERGY INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
 (Expressed in Canadian Dollars)
(Unaudited)

		Share	Contributed
	Note	Capital	Surplus	Deficit	AOCI(L)*	Total
		$	$	$	$	$
Balance as at January 1, 2011		79,298,053	7,638,609	(65,466,543)	(685,002)	20,785,117
Shares issued via private placements, net of issuance costs	12	2,682,983				2,682,983
Issue of shares on exercise of warrants	12	77,712				77,712
Warrant liability reallocated on exercise of warrants	12	34,851				34,851
Stock-based compensation	14		399,012			399,012
Net loss				(2,267,576)		(2,267,576)
Foreign currency translation adjustment					(352,988)	(352,988)
Balance as at June 30, 2011		82,093,599	8,037,621	(67,734,119)	(1,037,990)	21,359,111

Balance as at January 1, 2010		75,722,520	6,873,166	(60,342,637)	(99,894)	22,153,155
Shares issued via private placements, net of issuance costs		649,186				649,186
Stock-based compensation			461,532			461,532
Net loss				(2,636,398)		(2,636,398)
Realized financial instrument loss					99,894	99,894
Unrealized financial instrument gain					27,385	27,385
Foreign currency translation adjustment					174,829	174,829
Balance as at June 30, 2010		76,371,706	7,334,698	(62,979,035)	202,214	20,929,583

* Accumulated other comprehensive income (loss)

The accompanying notes are an integral part of these consolidated financial statements.

DEJOUR ENERGY INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)
(Unaudited)

		Three months ended June 30,		Six months ended June 30,
	Note	2011	2010	2011	2010
		$	$	$	$
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net loss for the period		(188,577)	(52,190)	(2,267,576)	(2,636,398)
Adjustment for items not affecting cash:
Amortization, depletion and impairment losses		498,148	981,353	1,215,975	2,090,152
Stock based compensation		210,394	225,012	399,012	461,532
Non-cash finance costs		5,466	33,047	10,903	64,590
Deferred income tax recovery		-	-	(187,145)	(271,033)
Unrealized financial instrument loss		11,802	-	-	-
Change in fair value of warrant liability		(794,773)	(625,940)	79,018	(126,680)
Amortization of deferred leasehold inducement		(2,051)	(2,051)	(4,104)	(4,103)

Changes in non-cash operating working capital	15	(1,853,166)	49,466	(538,572)	304,241
		(2,112,757)	608,697	(1,292,489)	(117,699)

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Deposits		(250)	6,854	284	(33,291)
Exploration and evaluation expenditures		(502,442)	(148,305)	(543,869)	(268,245)
Additions to property, plant and equipment		(1,503,079)	(736,139)	(4,370,031)	(2,872,134)
Proceeds from sale of property, plant and equipment		1,238	-	1,238	-
Changes in non-cash investing working capital	15	1,714,861	(63,604)	935,079	442,079
		(289,672)	(941,194)	(3,977,299)	(2,731,591)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayment of line of credit		-	-	-	(850,000)
Advance (repayment) of bridge loan		(200,000)	2,000,000	(500,000)	3,500,000
Repayment of loans from related parties		-	-	(250,000)	-
Shares issued on exercise of warrants		-	-	77,712
Shares issued for cash, net of share issue costs		-	15,740	2,993,599	780,016
Changes in non-cash financing working capital	15	69,090	-	24,715	(293,730)
		(130,910)	2,015,740	2,346,026	3,136,286

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(2,533,339)	1,683,243	(2,923,762)	286,996
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		4,367,102	1,336,449	4,757,525	2,732,696
CASH AND CASH EQUIVALENTS, END OF PERIOD		1,833,763	3,019,692	1,833,763	3,019,692

Supplemental Cash Flow Information – Note 15

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 – NATURE OF OPERATIONS AND CORPORATE INFORMATION

Dejour Energy Inc. (the “Company”) is a public company trading on the New York Stock Exchange AMEX (“NYSE-AMEX”) and the Toronto Stock Exchange (“TSX”), under the symbol “DEJ.” The Company is in the business of exploring and developing energy projects with a focus on oil and gas in North America. On March 9, 2011, the Company changed its name from Dejour Enterprises Ltd. to Dejour Energy Inc. The address of its registered office is 598 – 999 Canada Place, Vancouver, British Columbia.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Dejour Energy (USA) Corp. (“Dejour USA”), incorporated in Nevada, Dejour Energy (Alberta) Ltd. (“DEAL”), incorporated in Alberta, Wild Horse Energy Ltd. (“Wild Horse”), incorporated in Alberta and 0855524 B.C. Ltd., incorporated in B.C.  All intercompany transactions are eliminated upon consolidation.

The condensed interim consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company.  These condensed interim consolidated financial statements were authorized and approved for issuance by the Audit Committee on August 9, 2011.

NOTE 2 – BASIS OF PRESENTATION

(a)	Statement of compliance

The financial statements of the Company for the year ended December 31, 2011 will be prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), having previously prepared its financial statements in accordance with pre-changeover Canadian Generally Accepted Accounting Principles (“pre-changeover Canadian GAAP” or “previous GAAP”). These condensed interim consolidated financial statements for the three and six months ended June 30, 2011 have been prepared in accordance with IAS 34 “Interim Financial Reporting”, and as they are part of the Company’s first IFRS annual reporting period, IFRS 1 “First-time Adoption of International Financial Reporting Standards” has been applied.

As these condensed interim consolidated financial statements are the Company’s first financial statements prepared using IFRS, certain disclosures that are required to be included in annual financial statements prepared in accordance with IFRS that were not included in the Company’s most recent annual financial statements prepared in accordance with pre-changeover Canadian GAAP have been included in these financial statements for the comparative annual period. However, these condensed interim consolidated financial statements do not include all of the information required for full annual consolidated financial statements.

These condensed interim consolidated financial statements should be read in conjunction with the Company’s 2010 annual financial statements and the explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Company provided in note 21.

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 2 – BASIS OF PRESENTATION (continued)

(b)	Going concern

These condensed interim consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business.  Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due. At June 30, 2011, the Company has an accumulated deficit of $67,734,119 (December 31, 2010 - $65,466,543) and a working capital deficiency of $6,114,216 (December 31, 2010 - $3,351,594) and incurred a loss for the period of $2,267,576 (June 30, 2010 - $2,636,398).  The Company’s $4,300,000 bridge loan facility is due October 31, 2011 (note 7).  As described in note 7, subsequent to June 30, 2011, the Company signed a Commitment Letter with a Canadian bank for a $7 million revolving operating demand loan to refinance the bridge loan and to provide funds for general corporate purposes. As described in Note 12, the Company raised US$3,303,000 gross proceeds by way of an equity financing in February 2011 which was used for resource property expenditures and to supplement working capital and repay its loan from a related party.  The Company's ability to continue as a going concern is dependent upon attaining profitable operations and obtaining sufficient debt and equity financing to meet obligations and continue exploration and development activities. There is no assurance that these activities will be successful. These condensed interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported expenses, and the balance sheet classifications used that would be necessary if the going concern assumption were not appropriate and such adjustments may be significant.

(c)	Basis of measurement

The condensed interim consolidated financial statements have been prepared on the historical cost basis except for the revaluation of certain financial assets and liabilities to fair value, including derivative instruments, as explained in the accounting policies in note 3.

(d)	Use of estimates and judgments

The preparation of condensed interim consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 4.

(e)	Functional and presentation currency

These condensed interim consolidated financial statements are presented in Canadian dollars, which is the Company’s presentation currency.  Subsidiaries measure items using the currency of the primary economic environment in which the entity operates with entities having a functional currency different from the parent company, translated into Canadian dollars.

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these condensed interim consolidated financial statements and have been applied consistently by the Company’s entities.

(a)	Basis of consolidation

The condensed interim consolidated financial statements include the financial statements of the Company and subsidiaries controlled by the Company.  Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases. All intra-group balances, transactions, income and expenses are eliminated in full on consolidation.

The financial statements of the subsidiaries are prepared using the same reporting period as the parent company, using consistent accounting policies.

Exploration, development, and production activities may be conducted jointly with others and accordingly, the Company only reflects its proportionate interest in such activities from the date that joint control commences until the date that it ceases.

(b)	Foreign currency

Items included in the financial statements of each consolidated entity in the group are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency.

The financial statements of entities within the consolidated group that have a functional currency different from that of the Company (“foreign operations”) are translated into Canadian dollars as follows: assets and liabilities – at the closing rate as at the balance sheet date, and income and expenses – at the average rate of the period (as this is considered a reasonable approximation to actual rates).  All resulting changes are recognized in other comprehensive income (loss) as cumulative translation differences.

When the Company disposes of its entire interests in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income (loss) related to the foreign operation are recognized in profit or loss.  If an entity disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary are reallocated between controlling and non-controlling interests.

Transactions in foreign currencies are translated into the functional currency at exchange rates at the date of the transactions.  Foreign currency differences arising on translation are recognized in profit or loss.  Foreign currency monetary assets and liabilities are translated at the functional currency exchange rate at the balance sheet date.  Non monetary items are measured at historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions.  Non monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Exchange differences recognized in the profit or loss statement of the Companies entities’ separate financial statements on the translation of monetary items forming part of the Company’s net investment in the foreign operation are reclassified to foreign exchange reserve on consolidation.

(c)	Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments having maturity dates of three months or less from the date of acquisition that are readily convertible to cash.

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)	Resource properties

Exploration and evaluation (“E&E”) costs

Pre-license costs are expensed in the period in which they are incurred.

E&E costs are initially capitalized as either tangible or intangible E&E assets according to the nature of the assets acquired.  Intangible E&E assets may include costs of license acquisition, technical services and studies, seismic acquisition, exploration drilling and testing and directly attributable overhead and administration expenses.    The costs are accumulated in cost centres by well, field or exploration area pending determination of technical feasibility and commercial viability.

E&E assets are assessed for impairment if sufficient data exists to determine technical feasibility and commercial viability or facts and circumstances suggest that the carrying amount exceeds the recoverable amount.  For purposes of impairment testing, exploration and evaluation assets are assessed at the individual asset level. If it is not possible to estimate the recoverable amount of the individual asset, exploration and evaluation assets are allocated to cash-generating units (CGU’s).  Such CGU’s are not larger than an operating segment.

Exploration assets are not depleted and are carried forward until technical feasibility and commercial viability of extracting a mineral resource is considered to be determinable or sufficient/continued progress is made in assessing the commercial viability of the E&E assets.  The technical feasibility and commercial viability of extracting a mineral resource is considered to be determinable when proven reserves are determined to exist.  A review of each exploration license or field is carried out, at least annually, to confirm whether the Company intends further appraisal activity or to otherwise extract value from the property.  When this is no longer the case, the costs are written off.  Upon determination of proven reserves, E&E assets attributable to those reserves are first tested for impairment and then reclassified from E&E assets to oil and natural gas properties.

The Company may occasionally enter into joint venture arrangements, whereby the Corporation will transfer part of an oil and gas interest, as consideration, for an agreement by the transferee to meet certain exploration and evaluation expenditures which would have otherwise been undertaken by the Company. The Company does not record any expenditures made by the transferee. Any cash consideration received from the agreement is credited against the costs previously capitalized to the oil and gas interest given up by the Company, with any excess cash accounted for as a gain on disposal. When a project is deemed to no longer have commercially viable prospects to the Company, exploration and evaluation expenditures in respect of that project are deemed to be impaired. As a result, those exploration and evaluation expenditure costs, in excess of estimated recoveries, are written off to the statement of comprehensive income (loss).

Oil and gas properties and other property, plant and equipment costs

Items of property, plant and equipment, which include oil and gas development and production assets, are measured at cost less accumulated depletion and depreciation and accumulated impairment losses.

The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the initial estimate of the decommissioning obligation and, for qualifying assets, borrowing costs.  The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset.

When significant parts of an item of property, plant and equipment, including oil and natural gas interests, have different useful lives, they are accounted for as separate items (major components).

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)	Resource properties (continued)

Depletion and Depreciation

Oil and gas development and production assets are depreciated, by major component, on a unit-of-production basis over proved and probable reserve volumes, taking into account estimated future development costs necessary to bring those reserves into production.  Future development costs are estimated taking into account the level of development required to produce the reserves.   These estimates are reviewed by independent reserve engineers at least annually.  Proved and probable reserves are estimated using independent reserve engineer reports and represent the estimated quantities of oil, natural gas and gas liquids.

Other property, plant and equipment are depreciated based on a declining balance basis, which approximates the estimated useful lives of the asset, at the following rates:

Office furniture and equipment	20%
Computer equipment	45%
Software	100%
Leasehold improvements	term of lease

Depreciation methods, useful lives and residual values are reviewed at each reporting date.  Other property, plant and equipment are allocated to each of the Company’s primary cash-generating units, based on estimated future net revenue, consistent with the recoverable values applied in the most recent impairment test.

Derecognition

The carrying amount of an item of property, plant and equipment is derecognized on disposal or when no future economic benefits are expected from its use or disposal. The gain or loss arising from derecognition is included in  profit or loss when the item is derecognized and is measured as the difference between the net disposal proceeds, if any, and the carrying amount of the item. The date of disposal is the date when the Company is no longer subject to the risks of and is no longer the beneficiary of the rewards of ownership.  Where the asset is sold, the date of disposal coincides with the date the revenue from the sale of the asset is recognized.

Major maintenance and repairs

The costs of day-to-day servicing are expensed as incurred. These primarily include the costs of labor, consumables and small parts.  Material costs of replaced parts, turnarounds and major inspections are capitalized as it is probable that future economic benefits will be received.  The carrying value of a replaced part is derecognized in accordance with the derecognition principles above.

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably and it is probable that an out flow of economic benefits will be required to settle the obligation.  Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the liability.

Decommissioning liability

A decommissioning liability is recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount of obligation can be made.  A corresponding amount equivalent to the provision is also recognized as part of the cost of the related asset.  The amount recognized is management’s estimated cost of decommissioning, discounted to its present value.  Changes in the estimated timing of decommissioning or decommissioning cost estimates are dealt with prospectively by recording an adjustment to the provision, and a corresponding adjustment to the related asset.  The unwinding of the discount on the decommissioning provision is included as a finance cost. Actual costs incurred upon settlement of the decommissioning liability are charged against the provision to the extent the provision was established.

(f)	Earnings (loss) per share

Basic earnings (loss) per share figures have been calculated using the weighted average number of common shares outstanding during the respective periods.

Diluted earnings (loss) per common share is calculated by dividing the profit or loss applicable to common shares by the sum of the weighted average number of common shares issued and outstanding and all additional common shares that would have been outstanding if potentially dilutive instruments were converted.  The diluted earnings (loss) per share figure is equal to that of basic earnings (loss) per share since the effects of options and warrants have been excluded as they are anti-dilutive.

(g)	Share based payments

Where equity-settled share options are awarded to employees, the fair value of the options at the date of grant is charged to profit or loss over the vesting period. Performance vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that will eventually vest.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to profit or loss over the remaining vesting period.

Where equity instruments are granted to employees, they are recorded at the fair value of the equity instrument granted at the grant date. The grant date fair value is recognized in profit or loss over the vesting period, described as the period during which all the vesting conditions are to be satisfied.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in profit or loss, unless they are related to the issuance of shares.  Amounts related to the issuance of shares are recorded as a reduction of share capital.

When the value of goods or services received in exchange for the share-based payment to non-employees cannot be reliably estimated, the fair value is measured by use of a valuation model.  The expected life used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)	Share based payments (continued)

All equity-settled share based payments are reflected in contributed surplus, until exercised.  Upon exercise shares are issued from treasury and the amount reflected in contributed surplus is credited to share capital along with any consideration paid.

Where a grant of options is cancelled or settled during the vesting period, excluding forfeitures when vesting conditions are not satisfied, the Company immediately accounts for the cancellation as an acceleration of vesting and recognizes the amount that otherwise would have been recognized for services received over the remainder of the vesting period. Any payment made to the employee on the cancellation is accounted for as the repurchase of an equity interest except to the extent the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date. Any such excess is recognized as an expense.

(h)	Revenue recognition

Revenue from the sale of oil and petroleum products is recognized when the significant risks and rewards of ownership have been transferred, which is when title passes to the customer.  This generally occurs when the product is physically transferred into a vessel, pipe or other delivery mechanism.  Revenues associated with the sale of petroleum products are recognized when the title passes to the customer. Revenue is stated after deducting sales taxes, excise duties and similar levies.

Revenue from the production of oil and natural gas in which the Company has an interest with other producers is recognized based on the Company’s working interest and the terms of the relevant production sharing contracts.

(i)	Financial instruments

 Financial assets

Financial assets are classified as into one of the following categories based on the purpose for which the asset was acquired. All transactions related to financial instruments are recorded on a trade date basis.  The Company's accounting policy for each category is as follows:

Loans and receivables

These assets are non-derivative financial assets resulting from the delivery of cash or other assets by a lender to a borrower in return for a promise to repay on a specified date or dates, or on demand.  They are initially recognized at fair value plus transaction costs that are directly attributable to their acquisition or issue and subsequently carried at amortized cost, using the effective interest rate method, less any impairment losses. Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognized in the profit or loss when the loans and receivables are derecognized or impaired, as well as through the amortization process.

Financial assets at fair value through profit or loss

An instrument is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s risk management or investment strategy. Upon initial recognition, attributable transaction costs are recognized in profit or loss when incurred.  Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)	Financial instruments (continued)

The Company’s financial assets at fair value through profit or loss are marketable securities and are recognized in cash and cash equivalents on the balance sheet. These assets are initially recognized at fair value and attributable transaction costs are recognized in profit or loss when incurred. Changes in fair value are recognized in profit or loss.

The Company has attempted to mitigate commodity price risk through the use of financial derivative sales contracts.  The Company had no commodity contracts in place at June 30, 2011.

Financial liabilities

Financial liabilities are classified as either fair value through profit or loss or other financial liabilities, based on the purpose for which the liability was incurred.

The Company’s other financial liabilities comprise trade payables and accrued liabilities, loans payable to related parties, bank line of credit and a bridge loan.  These liabilities are initially recognized at fair value, net of any transaction costs directly attributable to the issuance of the instrument and subsequently carried at amortized cost using the effective interest rate method, which ensures that any interest expense over the period to repayment is at a constant rate on the balance of the liability carried in the balance sheet.  Interest expense in this context includes initial transaction costs and premiums payable on redemption, as well as any interest or coupon payable while the liability is outstanding.

Trade and other payables represent liabilities for goods and services provided to the Company prior to the end of the period which are unpaid. Trade payable amounts are unsecured and are usually paid within 30 days of recognition.

Financial liabilities are classified as held-for-trading if they are acquired for the purpose of selling in the near term. Derivatives are also categorized as held for trading unless they are designated as hedges.

The Company has derivative financial instruments in the form of warrants issued in US dollars and contracts entered into to manage its exposure to volatility in commodity prices. These commodity contracts are not used for trading or other speculative purposes. Such derivative financial instruments are initially recognized at fair value at the date at which the derivatives are issued and are subsequently re-measured at fair value. These derivatives do not qualify for hedge accounting and changes in fair value are recognized immediately in profit and loss.

The Company does not have any further derivative instruments.

(j)	Impairment

Financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired.  If such evidence exists, the Company recognizes an impairment loss, as follows:

Financial assets carried at amortized cost: The loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate.  The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(j)	Impairment (continued)

Non-financial assets

The carrying value of long-term assets is reviewed at each period for indicators that the carrying value of an asset or a CGU may not be recoverable.  If indicators of impairment exist, the recoverable amount of the asset or CGU is estimated.  If the carrying value of the asset or CGU exceeds the recoverable amount, the asset or CGU is written down with an impairment recognized in profit or loss.

For the purpose of impairment testing, assets are grouped together in CGUs, the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets.  The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell.  Fair value is determined to be the amount for which the asset could be sold in an arm’s length transaction.  For resource properties, fair value less costs to sell may be determined by using discounted future net cash flows of proved and probable reserves using forecast prices and costs.  Value in use is determined by estimating the net present value of future net cash flows expected from the continued use of the asset or CGU. Refer to note 3(d) for more details.

(k)	Taxes

Income taxes

Income tax expense comprises current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, when they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Production taxes

Royalties, resource rent taxes and revenue-based taxes are accounted for under International Accounting Standards (‘IAS’) 12 when they have characteristics of an income tax.  This is considered to be the case when they are imposed under Government authority and the amount is payable based on taxable income, rather than based on quantity produced or as a percentage of revenue, after adjustment for temporary differences.  For such arrangements, current and deferred tax is provided on the same basis as described above for other forms of taxation.  Obligations arising from royalty arrangements that do not satisfy these criteria are recognized as current provisions included as a reduction of revenues.

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)	Share capital

The Company’s common shares, stock options, share purchase warrants and flow-through shares are classified as equity instruments only to the extent that they do not meet the definition of a financial liability or financial asset. Incremental costs directly attributable to the issue of equity instruments are shown in equity as a deduction, net of tax, from the proceeds.

(m)	Flow-through shares

The Company will from time to time, issue flow-through common shares to finance a significant portion of its exploration program. Pursuant to the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. On issuance, the Company separates the flow-through share into i) a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability and; ii) share capital.  Upon expenditures being incurred, the Company derecognizes the liability and recognizes a deferred tax liability for the amount of tax reduction renounced to the shareholders.  The premium is recognized as other income and the related deferred tax is recognized as a tax provision. To the extent that the Company has available tax pools for which the benefit has not been previously recognized as being realizable, the premium is recognized in profit or loss as a deferred income tax recovery to recognize the deferred tax asset offsetting the liability at the time of renunciation of the tax pools.

(n)	Borrowing costs

Borrowing costs directly associated with the acquisition, construction or production of a qualifying asset are capitalized when a substantial period of time is required to make the asset ready for its intended use. All other borrowing costs are recognized as an expense in the period in which they are incurred.

(o)	Future accounting pronouncements

Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee that are mandatory for accounting periods beginning after January 1, 2011 or later periods.

The Company has early adopted the amendments to IFRS 1 which replaces references to a fixed date of ‘1 January 2004’ with ‘the date of transition to IFRS’.  This eliminates the need for the Company to restate derecognition transactions that occurred before the date of transition to IFRS.  The amendment is effective for year-ends beginning on or after July 1, 2011; however, the Company has early adopted the amendment.  The impact of the amendment and early adoption is that the Company only applies IAS 39 derecognition requirements to transactions that occurred after the date of transition.

The following new standards, amendments and interpretations, that have not been early adopted in these condensed interim consolidated financial statements, will or may have an effect on the Company’s future results and financial position:

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. The standard is effective for annual periods beginning on or after January 1, 2013. The Company is in the process of evaluating the impact of the new standard and the amendments to the new standard.

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(o)	Future accounting pronouncements (continued)

The following new standards, amendments and interpretations, that have not been early adopted in these condensed interim consolidated financial statements, will not have an effect on the Company’s future results and financial position:

•	IFRS 1: Severe Hyperinflation (Effective for periods beginning on or after July 1, 2011)
•	IAS 12: Deferred Tax: Recovery of Underlying Assets (Amendments to IAS 12 (Effective for periods beginning on or after January 1, 2012)

NOTE 4 - CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities.  Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only; or in the period of the change and future periods, if the change affects both.

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the condensed interim consolidated financial statements within the next financial year are discussed below:

Decommissioning liability

Decommissioning provisions have been recognized based on the Company’s internal estimates. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed regularly by management. Estimates are reviewed at least annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to provisions from period to period. Actual decommissioning costs will ultimately depend on future market prices for the decommissioning costs which will reflect the market conditions at the time the decommissioning costs are actually incurred.  The final cost of the currently recognized decommissioning provisions may be higher or lower than currently provided for.

Exploration and evaluation expenditure

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which is based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If, after expenditure is capitalized, information becomes available suggesting that the recovery of the expenditure is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available.

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 4 - CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

Income taxes

The Company recognizes the net future tax benefit related to deferred tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred tax assets requires the Company to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company operates could limit the ability of the Company to obtain tax deductions in future periods. All tax filings are subject to audit and potential reassessment. Accordingly, the actual income tax liability may differ significantly from the estimated and recorded amounts.

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield.

Impairment

A CGU is defined as the lowest grouping of integrated assets that generate identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets. The allocation of assets into CGUs requires significant judgment and interpretations with respect to the integration between assets, the existence of active markets, similar exposure to market risks, shared infrastructures, and the way in which management monitors the operations. The recoverable amounts of CGUs and individual assets have been determined based on the higher of fair value less costs to sell or value-in-use calculations. The key assumptions the Company uses in estimating future cash flows for recoverable amounts are anticipated future commodity prices, expected production volumes, future operating and development costs. Changes to these assumptions will affect the recoverable amounts of CGUs and individual assets and may then require a material adjustment to their related carrying value.

Derivative financial instruments

When estimating the fair value of derivative financial instruments, the Company uses third-party models and valuation methodologies that utilize observable market data. In addition to market information, the Company incorporates transaction specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. However, these fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction.

Reserves

The estimate of reserves is used in forecasting the recoverability and economic viability of the Company’s oil and gas properties, and in the depletion and impairment calculations. The process of estimating reserves is complex and requires significant interpretation and judgment. It is affected by economic conditions, production, operating and development activities, and is performed using available geological, geophysical, engineering, and economic data. Reserves are evaluated at least annually by the Company’s independent reserve evaluators and updates to those reserves, if any, are estimated internally. Future development costs are estimated using assumptions as to the number of wells required to produce the commercial reserves, the cost of such wells and associated production facilities and other capital costs.

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 5 – EXPLORATION AND EVALUATION ASSETS

		Canadian	United States
	Uranium	Oil and Gas	Oil and Gas
	Properties	Interests	Interests	Total
	$	$	$	$
Cost:
Balance at January 1, 2010	533,085	915,782	29,234,869	30,683,736
Additions	-	87,457	462,172	549,629
Disposals	-	(962,179)	(640,995)	(1,603,174)
Foreign currency translation and other	-	-	(1,555,167)	(1,555,167)
Balance at December 31, 2010	533,085	41,060	27,500,879	28,075,024
Additions	-	10,987	532,882	543,869
Change in decommissioning provision	-	3,591	37,697	41,288
Foreign currency translation and other	-	-	(837,686)	(837,686)
Balance at June 30, 2011	533,085	55,638	27,233,772	27,822,495

		Canadian	United States
	Uranium	Oil and Gas	Oil and Gas
	Properties	Interests	Interests	Total
	$	$	$	$
Accumulated impairment losses:
Balance at January 1, 2010	-	-	(17,966,191)	(17,966,191)
Impairment losses	(9,880)	-	(822,015)	(831,895)
Foreign currency translation and other	-	-	980,321	980,321
Balance at December 31, 2010	(9,880)	-	(17,807,885)	(17,817,765)
Impairment losses	-	-	(195,133)	(195,133)
Foreign currency translation and other	-	-	539,725	539,725
Balance at June 30, 2011	(9,880)	-	(17,463,293)	(17,473,173)

		Canadian	United States
	Uranium	Oil and Gas	Oil and Gas
	Properties	Interests	Interests	Total
	$	$	$	$
Carrying amounts:
At January 1, 2010	533,085	915,782	11,268,678	12,717,545
At December 31, 2010	523,205	41,060	9,692,994	10,257,259
At June 30, 2011	523,205	55,638	9,770,479	10,349,322

United States Oil and Gas Interests

As at June 30, 2011 and December 31, 2010, the Company holds approximately 110,000 net acres of oil and gas leases in the Piceance, Parados and Uinta Basins in the US Rocky Mountains, of which approximately 107,000 net acres were classified as exploration and evaluation assets (“E&E”).

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 5 – EXPLORATION AND EVALUATION ASSETS (continued)

The Company recognized an impairment loss of $195,133 and $822,015 for the six months ended June 30, 2011 and the year ended December 31, 2010, respectively. The impairment was recognized upon the expiry of the leases. The impairment was recognized based on the difference between the carrying value of the assets and their recoverable amounts. The recoverable amount was the higher of fair value less costs to sell or value in use. The fair value was determined based on the amount for which the asset could be sold in an arm’s length transaction.

During the six months ended June 30, 2011, the Company capitalized $113,149 (December 31, 2010 – $228,443) of general and administrative costs to its US oil and gas interests.

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT

	Canadian	United States		Corporate
	Oil and Gas	Oil and Gas	Facility and	and Other
	Interests	Interests	Pipelines	Assets	Total
	$	$	$	$	$
Cost:
Balance at January 1, 2010	7,988,851	1,445,467	3,704,150	273,543	13,412,011
Additions	3,608,947	340,150	523,439	26,945	4,499,481
Change in decommissioning provision	209,052	-	157,358	-	366,410
Foreign currency translation and other	-	(89,962)	-	(2,431)	(92,393)
Balance at December 31, 2010	11,806,850	1,695,655	4,384,947	298,057	18,185,509
Additions	4,148,483	212,796	2,825	5,928	4,370,032
Change in decommissioning provision	76,719	-	6,968	-	83,687
Disposals	-	-	-	(2,407)	(2,407)
Foreign currency translation and other	-	(54,281)	-	(1,444)	(55,725)
Balance at June 30, 2011	16,032,052	1,854,170	4,394,740	300,134	22,581,096

	Canadian	United States		Corporate
	Oil and Gas	Oil and Gas	Facility and	and Other
	Interests	Interests	Pipelines	Assets	Total
	$	$	$	$	$
Accumulated amortization, depletion and impairment losses:
Balance at January 1, 2010	-	-	-	(158,622)	(158,622)
Amortization and depletion for the period	(2,472,221)	-	(981,556)	(38,927)	(3,492,704)
Impairment losses	(360,268)	-	-	-	(360,268)
Foreign currency translation and other	-	-	-	1,066	1,066
Balance at December 31, 2010	(2,832,489)	-	(981,556)	(196,483)	(4,010,528)
Amortization and depletion for the period	(753,512)	-	(250,553)	(16,777)	(1,020,842)
Disposals	-	-	-	1,169	1,169
Foreign currency translation and other	-	-	-	697	697
Balance at June 30, 2011	(3,586,001)	-	(1,232,109)	(211,394)	(5,029,504)

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT (continued)

	Canadian	United States		Corporate
	Oil and gas	Oil and Gas	Facility and	and Other
	Interests	Interests	Pipelines	Assets	Total
	$	$	$	$	$
Carrying amounts:
At January 1, 2010	7,988,851	1,445,467	3,704,150	114,921	13,253,389
At December 31, 2010	8,936,635	1,695,655	3,441,117	101,574	14,174,981
At June 30, 2011	12,446,051	1,854,170	3,162,631	88,740	17,551,592

Canadian Oil and Gas Interests

The Company recognized an impairment loss of $Nil and $360,268 for the six months ended June 30, 2011 and the year ended December 31, 2010, respectively. The impairment was recognized upon the expiry of the leases. The impairment was recognized based on the difference between the carrying value of the assets and their estimated recoverable amounts. The recoverable amount was estimated using the fair value less costs to sell based on discounted future cash flows of proved and probable reserves using forecast prices and costs.

During the six months ended June 30, 2011, the Company capitalized $47,880 (December 31, 2010 – $694,628) of general and administrative costs to its Canadian oil and gas interests.

United States Oil and Gas Interests

During the six months ended June 30, 2011, the Company capitalized $153,080 (December 31, 2010 – $325,510) of general and administrative costs to its US oil and gas interests.

NOTE 7 – BANK LINE OF CREDIT AND BRIDGE LOAN

In March 2010, the Company negotiated a credit facility for a bridge loan of up to $5,000,000 with a due date of September 22, 2010.  This facility is secured by a first floating charge over all the assets of DEAL, and bears interest at 12% per annum. At June 30, 2011, the Canadian oil and natural gas interests and properties with a carrying amount of $15,664,320 (December 31, 2010 - $12,418,812) are held as collateral for the loan. By agreement in September 2010, the due date of the loan was extended to March 31, 2011. In March 2011, the lender approved to further extend the due date of the loan to April 30, 2011.

In April 2011, by agreement, the due date of the loan was extended to October 31, 2011.  Pursuant to the agreement, outstanding advances are due to be fully repaid no later than October 31, 2011 or upon the earlier of non-core asset sales of DEAL.  The credit limit continues to be reduced by $100,000 per month and the Company is required to make monthly principal payments of $100,000 commencing May 31, 2011 with a deferred fee of 2% on any repayments, reduced to 1% if not more than $3,300,000 is outstanding at July 31, 2011, and with no change in interest rate. Additionally, the due date of bridge loan can be further extended for a maximum of 3 months, subject to the lender’s approval and a 1% extension fee per month on the outstanding loan balance.

During the six months ended June 30, 2011, the Company made total monthly principal payments of $500,000 and reduced the outstanding balance to $4,300,000.  This facility is used to support the development of its oil and gas properties in the Drake/Woodrush area.

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 7 – BANK LINE OF CREDIT AND BRIDGE LOAN (continued)

According to the terms of the facility, DEAL is required to maintain (a) a working capital ratio of not less than 1:1; (b) a debt to equity ratio within 0.5:1; and (c) a debt to trailing cash flow ratio within 2.5:1. The working capital ratio is defined as the ratio of (i) current assets (including any undrawn and authorized availability under the facility as cash) to (ii) current liabilities (excluding outstanding balances of the facility unless past due). The debt to equity ratio is defined as the ratio of (i) debt (secured debt plus working capital deficit or minus working capital surplus) to (ii) equity (shareholder equity plus retained earnings or minus deficit plus formally postponed shareholder and related party advances). The debt to trailing cash flow ratio is defined as the ratio of (i) debt (secured debt plus working capital deficit or minus working capital surplus) to (ii) cash flow (net income plus all non-cash charges).

As at June 30, 2011, the Company is in compliance with the debt to equity ratio requirement and breached the other two loan covenants, which had not been remedied subsequent to the quarter-end.  On July 25, 2011, the lender provided the Company with a letter to waive the June 30, 2011 covenant breaches.

Subsequent to June 30, 2011, the Company signed a Commitment Letter with a Canadian bank for a $7 million revolving operating demand loan to refinance the bridge loan and to provide operating funds.  The operating loan is at an interest rate of Prime + 1% (total 4% p.a. currently) and collateralized by a $10,000,000 debenture over all assets of DEAL and a $10,000,000 guarantee from Dejour Energy Inc.

NOTE 8 – LOANS FROM RELATED PARTIES

During the year ended December 31, 2010, a loan repayment of $137,927 was made to Hodgkinson Equity Corporation (“HEC”) by the Company. As at December 31, 2010, a balance of $250,000 remained outstanding.  During the six months ended June 30, 2011, the loan was repaid in full in cash.

NOTE 9 – WARRANT LIABILITY

Warrants that have their exercise prices denominated in currencies other than the Company’s functional currency of Canadian dollars are accounted for as derivative financial liabilities and are recorded at the fair value at each reporting date with the change in fair value for the period recorded in the statement of comprehensive loss for the period.

$

Balance at January 1, 2010	1,248,688
Change in fair value	(68,096)
Balance at December 31, 2010	1,180,592
Granted, investor warrants	310,616
Exercise of warrants – value reallocation	(34,851)
Change in fair value	79,018
Balance at June 30, 2011	1,535,375

As described in Note 12, in February 2011, the Company issued 5,505,002 investor warrants each of which entitles the holder to purchase one common share of the Company at an exercise price of US$0.35 until February 10, 2012. The initial fair value of these warrants of $310,616 was estimated using the Hull-White Trinomial option pricing model under the following assumptions: expected dividend yield of 0%, expected volatility of 58%, risk-free interest rate of 0.3% and an expected life of one year.

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 10 – DECOMMISSIONING LIABILITY

The total decommissioning liabilities were estimated based on the Company’s net ownership interest in all wells and facilities, the estimated cost to abandon and reclaim the wells and facilities and the estimated timing of the cost to be incurred in future periods.  The Company estimated the total undiscounted amount of the cash flows required to settle the retirement obligations related to its oil and gas properties as at June 30, 2011 to be approximately $1,135,000 (December 31, 2010 - $990,000).  These decommissioning liabilities are expected to be settled by 2029.

	Canadian Oil and Gas Properties (1)	United States Oil and Gas Properties (2)	Total
	$	$	$
Balance at January 1, 2010	322,504	-	322,504
Liabilities incurred during the period	331,618	-	331,618
Change in estimated future cash flows	34,792	-	34,792
Unwinding of discount	17,168	-	17,168
Balance at December 31, 2010	706,082	-	706,082
Liabilities incurred during the period	62,667	37,697	100,364
Change in estimated future cash flows	24,611	-	24,611
Unwinding of discount	10,686	217	10,903
Balance at June 30, 2011	804,046	37,914	841,960

(1)	relates to property, plant and equipment
(2)	relates to exploration and evaluation assets

The present value of the decommissioning liability was calculated using the following weighted average inputs:

	Canadian Oil and Gas Properties	United States Oil and Gas Properties
As at June 30, 2011:
Discount rate	2.70%	2.30%
Inflation rate	2.00%	2.00%

As at December 31, 2010:
Discount rate	2.78%	-
Inflation rate	2.00%	-

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 11 – FLOW-THROUGH SHARES LIABILITY

The following is a continuity schedule of the liability portion of the flow-through shares issuances.

	Issued in	Issued in	Issued in	Issued in
	October 2009	March 2010	September 2010	December 2010	Total
	$	$	$	$	$

Balance at January 1, 2010	271,033	-	-	-	271,033
Liability incurred on flow-through shares issued	-	130,830	90,000	187,145	407,975
Settlement of flow-through share liability on incurring expenditures	(271,033)	(130,830)	(90,000)	-	(491,863)
Balance at December 31, 2010	-	-	-	187,145	187,145
Settlement of flow-through share liability on incurring expenditures	-	-	-	(187,145)	(187,145)
Balance at June 30, 2011	-	-	-	-	-

NOTE 12 – SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common voting shares, an unlimited number of first preferred shares issuable in series, and an unlimited number of second preferred shares issuable in series. No preferred shares have been issued and the terms of preferred shares have not been defined.

Issued and outstanding

	Common
	Shares	$
Balance at January 1, 2010	95,791,038	75,722,520
- General share issuance costs	-	(130,593)
- Shares issued via private placements, net of issuance costs	14,389,507	4,114,101
- Flow through share liability	-	(407,975)

Balance at December 31, 2010	110,180,545	79,298,053
- Issue of shares on exercise of warrants	200,000	77,712
- Warrant liability reallocated on exercise of warrants	-	34,851
- Shares issued via private placements, net of issuance costs	11,010,000	2,682,983

Balance at June 30, 2011	121,390,545	82,093,599

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 12 – SHARE CAPITAL (continued)

During the six months ended June 30, 2011, the Company completed the following:

In February 2011, the Company completed a private placement of 11,010,000 units at US$0.30 per unit. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share of the Company at US$0.35 per common share on or before February 10, 2012. Gross proceeds raised were $3,288,641 (US$3,303,000). In connection with this private placement, the Company paid finders’ fees of $196,694 (US$199,710) and other related costs of $130,432. The grant date fair value of the warrants, estimated to be $310,616, has been recognized as a derivative financial liability (Note 9). Issue costs of $32,084 related to the warrants were expensed. Directors and Officers of the Company purchased 2,000,000 units of this offering.

In January 2011, the Company renounced $888,940 flow-through funds to investors, using the look-back rule. The flow-through funds had been fully spent by February 28, 2011. As a result of the renunciation, a deferred income tax recovery of $187,145 was recognized on settlement of the flow-through share liability.

NOTE 13 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS

The Stock Option Plan (the “Plan”) is a 10% “rolling” plan pursuant to which the number of common shares reserved for issuance is 10% of the Company’s issued and outstanding common shares as constituted on the date of any grant of options.

The Plan provides for the grant of options to purchase common shares to eligible directors, senior officers, employees and consultants of the Company (“Participants”).  The exercise periods and vesting periods of options granted under the Plan are to be determined by the Board of Directors.  The expiration of any option will be accelerated if the participant’s employment or other relationship with the Company terminates.  The exercise price of an option is to be set by the Board of Directors at the time of grant but shall not be lower than the market price (as defined in the Plan) at the time of grant.

The following table summarizes information about outstanding stock option transactions:

	Number of	Weighted average
	options	exercise price
		$
Balance at January 1, 2010	4,416,682	0.45
Options granted	3,573,000	0.35
Options cancelled (forfeited)	(400,000)	0.39
Options expired	(643,182)	0.46
Balance at December 31, 2010	6,946,500	0.40
Options granted	3,212,500	0.35
Options cancelled (forfeited)	(120,000)	0.40
Options expired	(180,000)	0.45
Balance at June 30, 2011	9,859,000	0.39

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 13 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS (continued)

Details of the outstanding and exercisable stock options as at June 30, 2011 are as follows:

	Outstanding			Exercisable
		Weighted	Weighted		Weighted	Weighted
		average	average		average	average
	Number	exercise	contractual	Number	exercise	contractual
	of options	price	life (years)	of options	price	life (years)
				$		$
$0.35	6,373,000	0.35	3.04	3,436,625	0.35	3.12
$0.45	3,486,000	0.45	2.55	1,857,925	0.45	2.44
	9,859,000	0.39	2.87	5,294,550	0.39	2.88

The fair value of the options issued during the period was estimated using the Black Scholes option pricing model with the following weighted average inputs:

For the six months ended June 30	2011	2010

Fair value at grant date	$0.15	$0.19

Exercise price	$0.35	$0.35
Share price	$0.36	$0.35
Volatility	74.33%	105.11%
Expected option life	2.10 years	2.06 years
Dividends	0.0%	0.0%
Risk-free interest rate	1.65%	1.40%

Expected volatility is based on historical volatility and average weekly stock prices were used to calculate volatility. Management believes that the annualized weekly average of volatility is the best measure of expected volatility. A weighted average forfeiture rate of 9.92% (2010 – 10.04%) is used when recording stock based compensation.  This estimate is adjusted to the actual forfeiture rate.  Stock based compensation of $399,012 (June 30, 2010 - $461,532) was expensed during the six months ended June 30, 2011.

The following table summarizes information about outstanding warrant transactions:

	Number of	Weighted average
	Warrants	Exercise price
		$
Balance at January 1, 2010	14,736,150	0.47
Warrants granted	6,274,305	0.41
Balance at December 31, 2010	21,010,455	0.44
Warrants granted	5,505,002	0.34
Warrants exercised	(200,000)	0.39
Warrants expired	(3,491,090)	0.48
Balance at June 30, 2011	22,824,367	0.41

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 13 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS (continued)

Details of the outstanding and exercisable warrants as at June 30, 2011 are as follows:

	Outstanding			Exercisable
		Weighted	Weighted		Weighted	Weighted
		average	average		average	average
	Number	exercise	contractual	Number	exercise	contractual
	of warrants	price	life (years)	of warrants	price	life (years)
		$			$
$0.38	140,359	0.38	0.48	140,359	0.38	0.48
$0.40	4,642,856	0.40	4.38	4,642,856	0.40	4.38
$0.55	4,015,151	0.55	2.98	4,015,151	0.55	2.98
$0.35 US	5,505,002	0.34	0.60	5,505,002	0.34	0.60
$0.40 US	7,875,000	0.39	3.48	7,875,000	0.39	3.48
$0.46 US	645,999	0.44	3.35	645,999	0.44	3.35
	22,824,367	0.41	2.86	22,824,367	0.41	2.86

NOTE 14 – CONTRIBUTED SURPLUS

Contributed surplus is used to recognize the value of stock option grants and share warrants prior to exercise. Details of changes in the Company's contributed surplus balance are as follows:

$
Balance at January 1, 2010	6,873,166
Stock based compensation on vesting of options	765,443
Balance at December 31, 2010	7,638,609
Stock based compensation on vesting of options	399,012
Balance at June 30, 2011	8,037,621

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 15 – SUPPLEMENTAL INFORMATION

a.	Changes in operating non-cash working capital consisted of the following:

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
	$	$	$	$
Changes in non-cash working capital:
Accounts receivable	(273,212)	(485,290)	(486,112)	(642,816)
Prepaids and deposits	33,694	133,967	34,935	74,670
Accounts payable and accrued liabilities	170,303	337,185	872,399	1,020,736
	(69,215)	(14,138)	421,222	452,590

Comprised of:
Operating activities	(1,853,166)	49,466	(538,572)	304,241
Investing activities	1,714,861	(63,604)	935,079	442,079
Financing activities	69,090	-	24,715	(293,730)
	(69,215)	(14,138)	421,222	452,590

b.	Per share amounts:

Basic loss per share amounts has been calculated by dividing the net loss for the period attributable to the shareholders of the Company by the weighted average number of common shares outstanding. The basic and diluted net loss per share are the same as there are no dilutive effects on earnings. The following table summarizes the common shares used in calculating basic and diluted net loss per common share:

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Weighted average common shares outstanding
Basic	121,390,545	98,698,372	119,034,440	97,734,062
Diluted	121,390,545	98,698,372	119,034,440	97,734,062

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 16 – RELATED PARTY TRANSACTIONS

Except as disclosed elsewhere, during the six months ended June 30, 2011 and 2010, the Company entered into the following transactions with related parties:

(a)
Compensation awarded to key management included a total of salaries and consulting fees and share based payments of $941,050 (2010 - $901,948). Key management includes the Company’s officers and directors.  The salaries and consulting fees are included in general and administrative expenses. Included in accounts payable and accrued liabilities at June 30, 2011 is $Nil (December 31, 2010 - $12,000 and January 1, 2010 - $Nil) owing to a company controlled by an officer of the Company.

(b)	The Company incurred a total of $2,301 (2010 - $137,099) in finance costs to a company controlled by an officer of the Company.

(c)	Included in interest and other income is $15,000 (2010 - $15,000) received from the companies controlled by officers of the Company for rental income.

(d)
In July 2008, Brownstone Ventures Inc. (“Brownstone”) became a 28.53% working interest partner in the US properties. Brownstone owns more than 10% of outstanding common shares of the Company and one of the Brownstone’s directors also serves on the board of directors of the Company. Included in accounts receivable at June 30, 2011 is $104,560 (December 31, 2010 - $168,771 and January 1, 2010 - $72,752) owing from Brownstone. Included in accounts payable and accrued liabilities at June 30, 2011 is $105,431 (December 31, 2010 - $Nil and January 1, 2010 - $Nil) owing to Brownstone.

(e)
In December 2009, a company controlled by the CEO of the Company (“HEC”) became a 5% working interest partner in the Drake/Woodrush properties. Included in accounts receivable at June 30, 2011 is $11,610 (December 31, 2010 - $967 and January 1, 2010 - $Nil) owing from HEC. Included in accounts payable and accrued liabilities at June 30, 2011 is $9,513 (December 31, 2010 - $166,139 and January 1, 2010 - $63,679) owing to HEC.

These transactions are measured at the exchange amount established and agreed to by the related parties.

NOTE 17 – COMMITMENTS

In connection with the issuance of flow-through shares by the Company during the year ended December 31, 2010, the Company is required to expend $2.7 million of eligible exploration expenditures by December 31, 2011. $1.8 million was expended by December 31, 2010 and $0.9 million was expended by February 28, 2011.

The Company has entered into lease agreements on office premises for its various locations.  Under the terms of the lease for one of its subsidiaries, the Company has an option to automatically extend the term for a period of one year. Future minimum annual lease payments under the leases are as follows:

$
2011	114,131
2012	177,818
2013	73,051
2014	48,701
413,701

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 18 – SEGMENTED DISCLOSURE

Segment information is provided on the basis of geographic segments as the Company manages its business through two geographic regions – Canada and the United States.  The two geographic segments presented reflect the way in which the Company’s management reviews business performance.  The Company’s revenue and losses of each geographic segment are as follows:

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
	$	$	$	$
Canada
Revenue	1,464,629	2,225,260	2,772,536	3,318,086
Segmented income (loss)	203,738	140,591	(1,660,873)	(2,197,352)
Amortization, depletion and impairment losses	309,766	960,102	1,017,360	2,067,171

United States
Revenue	-	-	-	-
Segmented loss	(392,315)	(192,781)	(606,703)	(439,046)
Amortization, depletion and impairment losses	188,382	21,251	198,615	22,981

NOTE 19 – ACCUMULATED OTHER COMPREHENSIVE LOSS

The components of accumulated other comprehensive loss were as follows:

As at	June 30, 2011	December 31, 2010	January 1, 2010
	$	$	$
Unrealized financial instrument loss	-	-	99,894
Foreign currency translation adjustment	1,037,990	685,002	-
	1,037,990	685,002	99,894

NOTE 20 – SUBSEQUENT EVENT

Subsequent to June 30, 2011, the Company signed a Commitment Letter with a Canadian bank for a $7 million revolving operating demand loan to refinance the bridge loan and to provide operating funds.  The operating loan is at an interest rate of Prime + 1% (total 4% p.a. currently) and collateralized by a $10,000,000 debenture over all assets of DEAL and a $10,000,000 guarantee from Dejour Energy Inc.

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 21 – TRANSITION TO IFRS

As disclosed in note 2, these condensed interim consolidated financial statements represent the Company’s initial presentation of the balance sheet and statement of comprehensive loss under IFRS for the period ended June 30, 2011 in conjunction with the Company’s annual audited consolidated financial statements to be issued under IFRS as at and for the year ended December 31, 2011.  As a result, these condensed interim consolidated financial statements have been prepared in accordance with IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’ and with IAS 34 ‘Interim Financial Reporting,’ as issued by the IASB.  Previously, the Company prepared its interim and annual consolidated financial statements in accordance with previous GAAP.

IFRS 1 requires the presentation of comparative information as at the January 1, 2010 transition date and subsequent comparative periods as well as the consistent and retrospective application of IFRS accounting policies. To assist with the transition, IFRS 1 permits certain mandatory and optional exemptions for first-time adopters to alleviate the retrospective application of all IFRSs.

The accompanying reconciliations present the adjustments made to the Company’s previous GAAP balance sheet and statement of comprehensive loss to comply with IFRS 1.  A summary of the significant accounting policy changes and applicable exemptions are discussed following the reconciliations. The reconciliations presented include the Company’s consolidated balance sheets as at January 1, 2010, June 30, 2010 and December 31, 2010, consolidated statement of changes in shareholders’ equity for the six and twelve months ended June 30, 2010 and December 31, 2010, respectively, and consolidated statement of comprehensive loss for the three and six months ended June 30, 2010 and for the twelve months ended December 31, 2010.

First-Time Adoption Exemptions Applied

The IFRS 1 applicable exemptions and exceptions applied in the conversion from previous GAAP to IFRS are as follows:

i.	The Company has elected not to apply IFRS 3 ‘Business Combinations’ retrospectively to business combinations that applied before the date of transition (January 1, 2010).

ii.
The Company has elected not to retrospectively apply IFRS 2 to equity instruments that were granted and had vested before the Transition Date (January 1, 2010). As a result of applying this exemption, the Company will apply the provisions of IFRS 2 only to all outstanding equity instruments that are unvested as at the Transition Date to IFRS.

iii.	The Company has elected an IFRS 1 exemption whereby, upon transition to IFRS, its Canadian oil and gas properties were measured as follows:

(a)
Exploration and evaluation Canadian assets were reclassified from oil and gas properties as exploration and evaluation assets at the amount that was recorded under previous GAAP. Exploration and evaluation assets on transition are those unproved properties excluded from the full cost pool under previous GAAP; and

(b)
the remaining balance of the Canadian oil and gas properties included in the previous GAAP full cost pool was allocated to CGUs and components pro-rata using proved plus probable reserve dollar values.

On adoption of IFRS 1, the Canadian exploration and evaluation assets and oil and gas properties were tested for impairment. The impairment tests compared the carrying value of the assets to their recoverable amounts. The recoverable amount is the higher of fair value less costs to sell or value in use. There was no impairment charge recognized in the opening deficit at January 1, 2010.

iv.
As a result of applying the IFRS 1 exemption for Canadian oil and gas assets previously accounted for under the full cost approach under previous GAAP, the adjustment for the revaluation of the decommissioning liability was recognized in opening deficit as at January 1, 2010.

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 21 – TRANSITION TO IFRS (continued)

v.	The Company has elected to apply the transitional provisions of IAS 23, ‘Borrowing Costs’ which permits prospective capitalization of borrowing costs on qualifying assets from the Transition Date.

vi.
The Company has elected not to retrospectively separate the liability and equity components of compound instruments for which the liability component is no longer outstanding at the date of transition to IFRS.

vii.
The Company has elected not to retrospectively apply the requirements for cumulative translation differences that existed at the date of transition to IFRS. Therefore the cumulative translation differences for all foreign operations are deemed to be zero at the date of transition to IFRS.

The remaining IFRS 1 exemptions were not applicable or material to the presentation of the Company’s consolidated balance sheet at the date of transition to IFRS on January 1, 2010.

Mandatory Exceptions

i.	Derecognition of financial assets and liabilities

The Company has applied the derecognition requirements in IAS 39, ‘Financial Instruments: Recognition and Measurement’, prospectively from the transition date.  As a result, any non-derivative financial assets or non-derivative financial liabilities derecognized prior to the transition date in accordance with previous GAAP have not been reviewed for compliance with IAS 39.

ii.	Estimates

The estimates previously made by the Company under previous GAAP were not revised for the application of IFRS except where necessary to reflect any difference in accounting policy.  As a result, the Company has not used hindsight to revise estimates.

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 21 – TRANSITION TO IFRS (continued)

Consolidated Balance Sheet Reconciliation as at January 1, 2010:

			Effect of
	Note	Canadian	transition
	21	GAAP	to IFRS	IFRS

ASSETS
Current
Cash and cash equivalents		$2,732,696	$-	$2,732,696
Accounts receivable		724,773	-	724,773
Prepaids and deposits		126,266	-	126,266
		3,583,735	-	3,583,735
Non-current
Deposits		429,402	-	429,402
Property and equipment		114,747	(114,747)	-
Exploration and evaluation assets	a, b	-	12,717,545	12,717,545
Uranium properties		533,085	(533,085)	-
Oil and gas properties	a, b	41,224,907	(27,971,518)	13,253,389
		$45,885,876	$(15,901,805)	$29,984,071

LIABILITIES
Current
Bank line of credit		$850,000	$-	$850,000
Accounts payable and accrued liabilities		2,653,483	-	2,653,482
Unrealized financial instrument loss		99,894	-	99,894
Warrant liability	f	-	1,248,688	1,248,688
Flow-through shares liability	g	-	271,033	271,033
		3,603,377	1,519,721	5,123,098
Non-current
Loans from related parties		2,345,401	-	2,345,401
Deferred leasehold inducement		39,913	-	39,913
Decommissioning liability	c	208,516	113,988	322,504
		6,197,207	1,633,709	7,830,916

SHAREHOLDERS' EQUITY
Share capital		72,559,504	3,163,016	75,722,520
Contributed surplus	e	6,614,805	258,361	6,873,166
Deficit		(39,385,746)	(20,956,891)	(60,342,637)
Accumulated other comprehensive loss	d	(99,894)	-	(99,894)
		39,688,669	(17,535,514)	22,153,155

		$45,885,876	$(15,901,805)	$29,984,071

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 21 – TRANSITION TO IFRS (continued)

Consolidated Balance Sheet Reconciliation as at June 30, 2010:

			Effects of
	Note	Canadian	transition
	21	GAAP	to IFRS	IFRS

ASSETS
Current
Cash and cash equivalents		$3,019,692	$-	$3,019,692
Accounts receivable		1,367,589	-	1,367,589
Prepaids and deposits		51,596	-	51,596
Unrealized financial instrument gain		27,385	-	27,385
		4,466,262	-	4,466,262
Non-current
Deposits		462,697	-	462,697
Equipment		101,705	(101,705)	-
Exploration and evaluation assets	a, b	-	13,123,213	13,123,213
Uranium properties		533,085	(533,085)	-
Property, plant and equipment	a, b	41,950,023	(27,796,227)	14,153,796
		$47,513,772	$(15,307,804)	$32,205,968

LIABILITIES
Current
Bridge loan		$3,500,000	$-	$3,500,000
Accounts payable and accrued liabilities		3,674,219	-	3,674,219
Loans from related parties		2,401,735	-	2,401,735
Warrant liability	f	-	1,122,009	1,122,009
Flow-through shares liability	g	-	130,830	130,830
		9,575,954	1,252,839	10,828,793
Non-current
Deferred leasehold inducement		35,810	-	35,810
Decommissioning liability	c	276,884	134,898	411,782
		9,888,648	1,387,737	11,276,385

SHAREHOLDERS' EQUITY
Share capital		72,875,520	3,496,186	76,371,706
Contributed surplus	e	6,929,628	405,070	7,334,698
Deficit		(42,207,409)	(20,771,626)	(62,979,035)
Accumulated other comprehensive income	d	27,385	174,829	202,214
		37,625,124	(16,695,541)	20,929,583
		$47,513,772	$(15,307,804)	$32,205,968

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 21 – TRANSITION TO IFRS (continued)

Consolidated Balance Sheet Reconciliation as at December 31, 2010:

			Effects of
	Note	Canadian	transition
	21	GAAP	to IFRS	IFRS

ASSETS
Current
Cash and cash equivalents		$4,757,525	$-	$4,757,525
Accounts receivable		688,626	-	688,626
Prepaids and deposits		92,738	-	92,738
		5,538,889	-	5,538,889
Non-current
Deposits		442,261	-	442,261
Equipment		102,765	(102,765)	-
Exploration and evaluation assets	a, b	-	10,257,259	10,257,259
Uranium properties		523,205	(523,205)	-
Property, plant and equipment	a, b	39,748,046	(25,573,065)	14,174,981
		$46,355,166	$(15,941,776)	$30,413,390

LIABILITIES
Current
Bridge loan		$4,800,000	$-	$4,800,000
Accounts payable and accrued liabilities		2,472,746	-	2,472,746
Loans from related parties		250,000	-	250,000
Warrant liability	f	-	1,180,592	1,180,592
Flow-through shares liability	g	-	187,145	187,145
		7,522,746	1,367,737	8,890,483
Non-current
Deferred leasehold inducement		31,708	-	31,708
Decommissioning liability	c	541,218	164,864	706,082
		8,095,672	1,532,601	9,628,273

SHAREHOLDERS' EQUITY
Share capital		75,575,012	3,723,041	79,298,053
Contributed surplus	e	7,235,106	403,503	7,638,609
Deficit		(44,550,624)	(20,915,919)	(65,466,543)
Accumulated other comprehensive loss	d	-	(685,002)	(685,002)
		38,259,494	(17,474,377)	20,785,117
		$46,355,166	$(15,941,776)	$30,413,390

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 21 – TRANSITION TO IFRS (continued)

Reconciliation of Consolidated Statement of Comprehensive Loss:

		Three months ended June 30, 2010			Six months ended June 30, 2010
			Effects of			Effects of
	Note	Canadian	transition		Canadian	transition
	21	GAAP	to IFRS	IFRS	GAAP	to IFRS	IFRS
		$	$	$	$	$	$
Revenue
Gross revenues		2,675,555	-	2,675,555	4,023,018	-	4,023,018
Royalties		(550,987)	-	(550,987)	(771,936)	-	(771,936)
Revenues, net of royalties		2,124,568	-	2,124,568	3,251,082	-	3,251,082
Financial instrument gain		92,846	-	92,846	50,439	-	50,439
Other income		7,846	-	7,846	16,565	-	16,565
		2,225,260	-	2,225,260	3,318,086	-	3,318,086

Expenses
Operating and transportation	a	659,852	517	660,369	1,502,431	3,027	1,505,458
General and administrative		769,275	-	769,275	1,756,191	-	1,756,191
Finance costs		280,156	-	280,156	535,978	-	535,978
Stock based compensation	c	150,467	74,545	225,012	314,823	146,709	461,532
Foreign exchange (gain) loss	e	(12,775)	-	(12,775)	2,886	-	2,886
Amortization, depletion and impairment losses	a	1,748,974	(767,621)	981,353	2,491,440	(401,288)	2,090,152
Change in fair value of warrant liability	f	-	(625,940)	(625,940)	-	(126,680)	(126,680)
		3,595,949	(1,318,499)	2,277,450	6,603,749	(378,232)	6,225,517

Loss before income taxes		(1,370,689)	1,318,499	(52,190)	(3,285,663)	378,232	(2,907,431)
Deferred income tax recovery	g	464,000	(464,000)	-	464,000	(192,967)	271,033

Net loss for the period		(906,689)	854,499	(52,190)	(2,821,663)	185,265	(2,636,398)
Foreign currency translation adjustment		-	604,967	604,967	-	174,829	174,829

Comprehensive loss		(906,689)	1,459,466	552,777	(2,821,663)	360,094	(2,461,569)

Net loss per common share - basic and diluted		(0.009)		(0.001)	(0.029)		(0.027)

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 21 – TRANSITION TO IFRS (continued)

Reconciliation of Consolidated Statement of Comprehensive Loss:

		Year ended December 31, 2010
			Effects of
	Note	Canadian	transition
	21	GAAP	to IFRS	IFRS
		$	$	$
Revenue
Gross revenues		8,085,627	-	8,085,627
Royalties		(1,311,767)	-	(1,311,767)
Revenues, net of royalties		6,773,860	-	6,773,860
Financial instrument gain		67,922	-	67,922
Other income		36,602	-	36,602
		6,878,384	-	6,878,384

Expenses
Operating and transportation	a	2,604,666	4,223	2,608,889
General and administrative		3,413,296	-	3,413,296
Finance costs		1,107,426	(15,334)	1,092,092
Stock based compensation	c	620,301	145,142	765,443
Foreign exchange loss	e	27,692	-	27,692
(Gain) loss on disposal of E&E assets	b	10,609	(40,639)	(30,030)
Amortization, depletion and impairment losses	a	5,227,272	(542,405)	4,684,867
Change in fair value of warrant liability	f	-	(68,097)	(68,097)
		13,011,262	(517,110)	12,494,152

Loss before income taxes		(6,132,878)	517,110	(5,615,768)
Deferred income tax recovery	g	968,000	(476,137)	491,863

Net loss for the period		(5,164,878)	40,973	(5,123,905)
Foreign currency translation adjustment		-	(685,002)	(685,002)

Comprehensive loss		(5,164,878)	(644,029)	(5,808,907)

Net loss per common share - basic and diluted		(0.05)		(0.05)

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 21 – TRANSITION TO IFRS (continued)

Reconciliation of Consolidated Statement of Changes in Shareholders’ Equity:

		Six months ended June 30, 2010			Year ended December 31, 2010
			Effects of			Effects of
	Note	Canadian	transition		Canadian	transition
	21	GAAP	to IFRS	IFRS	GAAP	to IFRS	IFRS
		$	$	$	$	$	$
Share Capital
Balance, beginning of period		72,559,504	3,163,016	75,722,520	72,559,504	3,163,016	75,722,520
Common shares issued for cash		316,016	333,170	649,186	3,983,508	-	3,983,508
Flow through shares liability	g	-	-	-	(968,000)	560,025	(407,975)
Balance, end of period		72,875,520	3,496,186	76,371,706	75,575,012	3,723,041	79,298,053

Contributed surplus
Balance, beginning of period		6,614,805	258,361	6,873,166	6,614,805	258,361	6,873,166
Stock-based compensation	e	314,823	146,709	461,532	620,301	145,142	765,443
Balance, end of period		6,929,628	405,070	7,334,698	7,235,106	403,503	7,638,609

Accumulated Deficit
Balance, beginning of period		(39,385,746)	(20,956,891)	(60,342,637)	(39,385,746)	(20,956,891)	(60,342,637)
Net loss		(2,821,663)	185,265	(2,636,398)	(5,164,878)	40,973	(5,123,905)
Balance, end of period		(42,207,409)	(20,771,626)	(62,979,035)	(44,550,624)	(20,915,918)	(65,466,543)

AOCI(L) *
Balance, beginning of period		(99,894)	-	(99,894)	(99,894)	-	(99,894)
Realized financial instrument loss		99,894	-	99,894	99,894	-	99,894
Unrealized financial instrument gain		27,385	-	27,385	-	-	-
Foreign currency translation adjustment		-	174,829	174,829	-	(685,002)	(685,002)
Balance, end of period		27,385	174,829	202,214	-	(685,002)	(685,002)

Total Shareholders' Equity		37,625,124	(16,695,541)	20,929,583	38,259,494	(17,474,376)	20,785,117

* Accumulated Other Comprehensive Income (Loss)

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 21 – TRANSITION TO IFRS (continued)

Explanatory Notes on the Transition to IFRS:

(a)	IFRS 6 – ‘Exploration for and Evaluation of Mineral Resources’, IAS 16 – ‘Property, Plant and Equipment’ and IAS 38 – ‘Intangible Assets’

i.	Exploration and evaluation (“E&E”) assets and impairment

Under previous GAAP, exploration and evaluation (“E&E”) costs were capitalized as oil and gas properties in accordance with the full cost accounting guidelines available to oil and gas companies.  Under IFRS, the Company capitalizes these costs initially as E&E assets.  Once technical feasibility and commercial viability of an area has been determined, the capitalized costs are transferred to property, plant and equipment, subject to an impairment assessment at that time.  The technical feasibility and commercial viability of extracting a mineral resource is considered to be determinable when proven reserves are determined to exist.  Under IFRS, unrecoverable exploration and evaluation costs associated with an area and costs incurred prior to obtaining the legal rights to explore an area are expensed. This did not result in a material difference on transition.

During the twelve months ended December 31, 2010, the Company transferred $Nil of capitalized exploration and evaluation costs to property, plant and equipment and expensed $Nil of unsuccessful exploration and evaluation assets.

Under previous GAAP, E&E assets were included in property, plant and equipment whereas under IFRS, E&E assets are disclosed as a separate class of assets.  At January 1, 2010, the Company reclassified undeveloped land and unproved properties of $12,184,460, with a cost of $30,150,651 and accumulated impairment of $17,966,191, from property, plant and equipment to exploration and evaluation assets.  In addition, the uranium properties of $533,085 were reclassified as exploration and evaluation assets on the date of transition.

Under previous GAAP, the Company was required to recognize an impairment loss if the carrying amount exceeds the undiscounted cash flows from proved reserves for the country cost centre.  If an impairment loss was to be recognized, it was then measured at the amount the carrying value exceeds the sum of the fair value of the proved and probable reserves and the costs of unproved properties.  Impairments recognized under previous GAAP cannot be reversed.

Under IFRS, the Company is required to recognize and measure an impairment loss if the carrying value exceeds the recoverable amount for a cash-generating unit (“CGU”).  Oil & gas assets are grouped into CGUs based on their ability to generate largely independent cash flows.  Under IFRS, the recoverable amount is the higher of fair value less cost to sell and value in use.  Impairment losses, other than goodwill, can be reversed when there is a subsequent increase in the recoverable amount.

Upon adoption of IFRS, the Company recognized an additional impairment charge of $14,744,690 in the opening deficit at January 1, 2010, relating to certain E&E assets in the US.  Additional impairment charge of $19,441 and $822,015 were recorded for the six months ended June 30, 2010 and the year ended December 31, 2010, respectively.  The impairment charge was based on the difference between the net book value of the assets and the recoverable amount.  The recoverable amount was determined using the fair value less costs to sell based on the amount for which the asset could be sold in an arm’s length transaction.  Under previous GAAP, these assets were included in the US cost centre ceiling test, which was not impaired as at December 31, 2009.

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 21 – TRANSITION TO IFRS (continued)

(a)	IFRS 6 – ‘Exploration for and Evaluation of Mineral Resources’, IAS 16 – ‘Property, Plant and Equipment’ and IAS 38 – ‘Intangible Assets’ (continued)

ii.	Property, plant and equipment and impairment

Under previous GAAP, the Company applied a two part impairment test to the net carrying amount of oil and gas assets, whereby the first step compared the net carrying value of the asset to the aggregate of estimated undiscounted future net cash flows from production of proved reserves and the cost of unproved properties less impairment.  If the net carrying value of the oil and gas assets exceeded the amount ultimately recoverable, the amount of impairment was determined through the performance of the second part of the test.  The deficit, if any, of the discounted estimated future cash flows from proved and probable reserves plus the cost of unproved properties, net of impairment allowances, less the book value of the related assets was recognized as impairment on properties. Impairments recognized under previous GAAP were not reversed.

Under IFRS, property, plant and equipment are aggregated into cash-generating units based on their ability to generate largely independent cash flows. If the carrying value of the cash-generating unit exceeds its recoverable amount, the cash-generating unit is written down with an impairment loss recognized in profit or loss.  Impairments recognized under IFRS are reversed when there has been a subsequent increase in the recoverable amount.  Impairment reversals are recognized in profit or loss and the carrying amount of the cash-generating unit is increased to its recoverable amount as if no impairment had been recognized in prior periods.

On applying the IFRS 1 election, property, plant and equipment were tested for impairment. There was no impairment charge recognized in the accumulated deficit at January 1, 2010. For the six months ended June 30, 2010 and the year ended December 31, 2010, the Company recognized an impairment charge of $360,268. The impairment tests compared the difference between the January 1, 2010, the June 30, 2010 and the December 31, 2010 net book value of the assets and the recoverable amounts. The recoverable amount was determined using the fair value less costs to sell based on discounted future cash flows of proved and probable reserves using forecast prices and costs.

iii.	Amortization and depletion adjustments

Property, plant and equipment as at January 1, 2010 were determined to be $13,253,389, being the remainder of the full cost pool balance under previous GAAP.  Consistent with previous GAAP, these costs are capitalized as property, plant and equipment under IFRS.  Under previous GAAP, development and production costs were depleted on a unit-of-production basis for oil and gas properties for each country cost centre, based on proved reserves.  Under IFRS, these costs are depleted using the unit-of-production method that is now applied on a componentized basis for each CGU, based on proved and probable reserves.  Certain components within a CGU have been combined, where appropriate, as outlined in note 3.  The IFRS 1 exemption permitted the Company to allocate its Canadian development and production costs to the component level using proved and probable reserve dollar values for each area as at January 1, 2010. The Company allocated its U.S. development and production costs using the amounts capitalized for each area under previous GAAP on the date of transition.

The Company has also adjusted amortization and depletion expenses for the comparative period to reflect the revised carrying values of property, plant and equipment.  This resulted in a decrease of $780,998 and $1,724,688 in amortization and depletion expenses for the six months ended June 30, 2010 and the year ended December 31, 2010, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 21 – TRANSITION TO IFRS (continued)

(b)	Divestitures

Under Canadian GAAP, proceeds from the sale of oil and gas properties were deducted from the full cost pool without recognition of a gain or loss unless the deduction resulted in a change to the country cost centre depletion rate of 20 percent or greater, in which case a gain or loss was recorded.

Under IFRS, gains or losses are recorded on divestitures and are calculated as the difference between the proceeds and the net book value of the asset disposed.  For the year ended December 31, 2010, the Company recognized a $40,639 net gain on divestitures under IFRS compared to Canadian GAAP results.  Accounting for divestitures under IFRS resulted in a decrease of $40,639 to the Company’s Canadian GAAP net loss for the year ended December 31, 2010.

(c)	Decommissioning liability adjustments

Under previous GAAP, the decommissioning liability was measured as the estimated fair value of the retirement and decommissioning expenditures expected to be incurred.  Liabilities were not remeasured to reflect period end discount rates.

Under IFRS, the decommissioning liability is measured as the best estimate of the expenditure to be incurred and requires that the decommissioning liability is re-measured using period end discount rates.

In accordance with IFRS and the IFRS 1 exemption, the Company has adjusted the decommissioning liability in accordance with IAS 37.  This resulted in an increase of $113,988 to the decommissioning liability and the accumulated deficit as at January 1, 2010, an increase of $134,898 and $164,864 to the decommissioning liability as at June 30, 2010 and December 31, 2010, respectively.

As a result of the change in the discount rate, accretion expense decreased by $Nil and $15,334 for the six months ended June 30, 2010 and the year ended December 31, 2010, respectively. In addition, under previous GAAP, the unwinding of the discount was classified with amortization, depletion and accretion.  Under IFRS, the accretion is classified as finance costs as required.  This resulted in the reclassification of accretion expense of $8,256 and $17,168 for the six months ended June 30, 2010 and the year ended December 31, 2010, respectively.

(d)	Foreign exchange translation

In accordance with IFRS transitional provisions, the Company elected to reset the cumulative translation adjustment, which includes gains and losses arising from the translation of foreign operations, to zero at the date of transition to IFRS. The cumulative translation adjustment reset was $1,157,115 with an offsetting increase to opening deficit, as a result of the re-translation of the Company’s foreign subsidiaries’ non-monetary assets and liabilities using the rate of exchange at the balance sheet date versus the applicable historical rate.

Under IFRS, the subsidiaries, with the exception of Dejour USA, have a functional currency that is the same as the Company. Financial statements of the subsidiary with a functional currency different from that of the Company are translated into Canadian dollars whereby assets and liabilities are translated at the rate of exchange at the balance sheet date, revenues and expenses are translated at average monthly exchange rates, and gains and losses in translation are recognized in the shareholders’ equity section as accumulated other comprehensive income (loss). This change in accounting reduced the accumulated other comprehensive loss by $174,829 for the six months ended June 30, 2010 and increased the accumulated other comprehensive loss by $685,002 for the year ended December 31, 2010.

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 21 – TRANSITION TO IFRS (continued)

(d)	Foreign exchange translation (continued)

This represents a change in the translation method compared to previous GAAP for Dejour USA whereby monetary assets and liabilities were translated at the rate of exchange at the balance sheet date, and non-monetary items were translated at the historical rate applicable on the date of the transaction giving rise to the non-monetary balance. Revenues and expenses were translated at monthly average exchange rates and gains or losses in translation were recognized in income as they occurred.  Exchange differences recognized in the profit or loss statement of Dejour USA on the translation of monetary items forming part of the Company’s net investment in foreign operations were reclassified to foreign exchange reserve on consolidation.

(e)	Share based payments

Under previous GAAP, the Company recognized an expense related to share-based payments on a straight-line basis through the date of full vesting and recognized forfeitures as they occurred. Under IFRS, the Company is required to recognize the expense over the individual vesting periods for the graded vesting awards and estimate a forfeiture rate on the date of grant. This increased contributed surplus and increased the deficit by $258,361 at the date of transition and resulted in an increase in stock-based compensation expense of $146,709 for the six months ended June 30, 2010 and $145,142 for the year ended December 31, 2010.

(f)	Derivative financial instruments

The Company has outstanding warrants which entitle the holder to acquire a fixed number of common shares for a fixed US dollar price per share.  In accordance with IFRS, an obligation to issue shares for a price that is not fixed in the Company’s functional currency, and that does not qualify as a rights offering, must be classified as a derivative liability and measured at fair value with changes recognized in profit or loss as they arise. Under previous GAAP, the warrants were classified as equity and changes in fair value were not recognized. This change in accounting increased liabilities at January 1, 2010 by $1,248,688 ($1,122,009 at June 30, 2010 and $1,180,592 at December 31, 2010), decreased share capital by $1,050,834 ($1,050,834 at June 30, 2010 and $1,050,834 at December 31, 2010) and increased the accumulated deficit by $197,855 at January 1, 2010 ($71,175 at June 30, 2010 and $129,759 at December 31, 2010) and decreased the net loss by $126,680 and $68,096 for the six months ended June 30, 2010 and the year ended December 31, 2010, respectively.

(g)	Flow-through shares

The Company provides certain share subscribers with a flow-through component for tax incentives available on qualifying Canadian exploration expenditures, which are renounced by the Company.  Under IFRS, on issuance of flow-through shares, the Company bifurcates the flow-through share into i) a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability and; ii) share capital. Upon the resource property expenditures being incurred, the Company derecognizes the liability and recognizes a deferred tax liability for the amount of the tax reduction renounced to the shareholders. Under previous GAAP, the deferred tax liabilities resulting from the renunciation of the qualified expenditures by the Company were recorded as a reduction of share capital on the date of the renouncement filing.  This change in accounting increased liabilities at January 1, 2010 by $271,033 ($130,830 at June 30, 2010 and $187,145 at December 31, 2010), increased share capital at January 1, 2010 by $4,213,850 ($4,547,020 at June 30, 2010 and $4,773,875 at December 31, 2010) and increased the accumulated deficit by $4,484,883 at January 1, 2010 ($4,677,850 at June 30, 2010 and $4,961,020 at December 31, 2010) and increased the net loss by $192,967 and $476,137 for the six months ended June 30, 2010 and the year ended December 31, 2010, respectively.

(h)	Statement of cash flows

The transition to IFRS did not result in any significant impact to the Company’s operating, investing and financing cash flows for the three and six months ended June 30, 2010 and the year ended December 31, 2010.

The accompanying notes are an integral part of these consolidated financial statements.